File No. 82-5215

㈥ 松井証券

ネットストック

03 OCT -9 AM 7:21

Oct 6, 2003

[redacted]

03032647

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
**FILE NO. 82-5215**

SUPPL

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Consolidated Financial Summary under Japanese GAAP for The Three Months Ended June 30, 2003

If you have any further questions or requests for additional information please do not hesitate to contact Shinichi UZAWA at 011-813-3281-3119 (telephone), 011-813-3281-1985 (facsimile) or s-uzawa@matsui.co.jp (E-mail).

Very truly yours,

Matsui Securities Co., Ltd.

By H. Imada

Name: Hirohito IMADA
Title: General Manager,
Finance Department

dlw 10/28

File No. 82-5215

# Consolidated Financial Summary under Japanese GAAP
# For the Three Months Ended June 30, 2003

Date: July 24, 2003
Company name (code number): Matsui Securities, Co., Ltd. (8628)
Head Office: 1-20-7, Nihombashi, Chuo-ku, Tokyo 103-8253, Japan
Stock exchange listing (In Japan) Tokyo
Representative: Michio Matsui: CEO, Representative director
For inquiries: Hirohito Imada: Director, General Manager of Finance Dept.
TEL: +81-3-3281-3121
Date of board meeting approving the account settlement: July 24, 2003
Application of US GAAP None

Note: All figures in the financial statements are rounded off to the nearest millionth.

Consolidated financial summary for three months ended June 30, 2003

(1) Operating results

| | Operating revenues | | Net operating revenues | | Operating income | | Ordinary income | |
|---|---|---|---|---|---|---|---|---|
| | (Millions of Yen) | (Yr/Yr % change) | (Millions of Yen) | (Yr/Yr % change) | (Millions of Yen) | (Yr/Yr % change) | (Millions of Yen) | (Yr/Yr % change) |
| First quarter ended June 30, 2003 | 3,894 | ( 11.5) | 3,599 | ( 10.8) | 1,562 | ( 376.7) | 1,572 | ( 396.9) |
| First quarter ended June 30, 2002 | 3,493 | ( 19.7) | 3,248 | ( – ) | 328 | (−73.2) | 316 | (−74.3) |
| Year ended March 31, 2003 | 13,425 | ( 5.0) | 12,151 | ( 6.3) | 3,540 | (−19.0) | 3,518 | (−10.7) |

| | Net income | | Earnings/share | Fully diluted earnings/share | Earnings/ shareholders' equity | Ordinary income/ total assets |
|---|---|---|---|---|---|---|
| | (Millions of Yen) | (Yr/Yr % change) | (Yen) | (Yen) | (%) | (%) |
| First quarter ended June 30, 2003 | 757 | ( – ) | 8.59 | 8.49 | 9.4 | 3.3 |
| First quarter ended June 30, 2002 | −18 | ( – ) | −0.20 | −0.20 | −0.2 | – |
| Year ended March 31, 2003 | 1,485 | (−20.6) | 16.94 | 16.66 | 4.7 | 2.0 |

Note 1. Investment gain and loss on equity method: None
2. Average number of shares outstanding
First quarter ended Jun. 30, 2003 88,062,885 shares
First quarter ended Jun. 30, 2002 87,610,912 shares
Year ended Mar. 31, 2003 87,673,327 shares
3. Change in accounting policies: None

(2) Financial position

| | Total assets | Shareholders' equity | Shareholders' equity ratio | Shareholders' equity /share |
|---|---|---|---|---|
| | (Millions of Yen) | (Millions of Yen) | (%) | (Yen) |
| First quarter ended June 30, 2003 | 209,744 | 32,367 | 15.4 | 367.51 |
| First quarter ended June 30, 2002 | 202,128 | 30,950 | 15.3 | 353.27 |
| Year ended March 31, 2003 | 169,904 | 32,033 | 18.9 | 363.80 |

Note: 1. Number of shares outstanding
First quarter ended Jun. 30, 2003 88,071,277 shares
First quarter ended Jun. 30, 2002 87,610,912 shares
Year ended Mar. 31, 2003 88,048,942 shares

(3) Scope of consolidation and equity method

| | |
|---|---|
| Consolidated subsidiaries: | 1 company |
| Affiliates applicable of equity method: | None |

(4) Change in scope of consolidation and equity method

| | |
|---|---|
| Change in scope of consolidation and equity method: | None |

## Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult for them to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results instead of such forecasts.

## Notice to readers:

The accompanying consolidated and non-consolidated financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The consolidated and non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Outlook for Consolidated Operating Results for Fiscal 2002 (for the year ended March 31, 2003)

Translation omitted.

## Consolidated Balance Sheets

(Millions of Yen)

| Item | June 30, 2002 | June 30, 2003 | March 31, 2003 |
|---|---|---|---|
| (Assets) | | | |
| Current assets | | | |
| Cash and bank deposits | 9,409 | 2,703 | 4,989 |
| Cash segregated as deposits | 80,500 | 95,501 | 77,801 |
| Trading assets | 23 | 0 | 1 |
| Margin account assets | 104,260 | 102,181 | 78,343 |
| Loans receivable from customers | 100,321 | 96,397 | 72,777 |
| Cash deposited as collateral for securities borrowed from securities finance companies | 3,939 | 5,784 | 5,566 |
| Receivables from customers and others | 9 | 169 | 236 |
| Short-term guarantee deposits | 1,980 | 3,611 | 2,999 |
| Prepaid expenses | 65 | 97 | 105 |
| Accrued income | 701 | 808 | 775 |
| Deferred income taxes | 466 | 185 | 188 |
| Others | 265 | 241 | 332 |
| Allowance for doubtful accounts | (20) | (279) | (323) |
| Total current assets | 197,657 | 205,217 | 165,445 |
| Fixed assets | | | |
| Tangible fixed assets | 972 | 889 | 857 |
| Buildings | 363 | 360 | 345 |
| Equipment and instruments | 324 | 210 | 227 |
| Land | 285 | 319 | 285 |
| Intangible assets | 1,832 | 2,069 | 2,165 |
| Software | 1,790 | 2,012 | 2,109 |
| Others | 42 | 57 | 55 |
| Investments and others | 1,666 | 1,569 | 1,438 |
| Investment securities | 1,391 | 734 | 665 |
| Investment in partnership | 2 | 3 | 3 |
| Long-term loans receivable | 9 | 103 | 50 |
| Long-term guarantee deposits | 77 | 67 | 68 |
| Long-term prepaid expenses | 3 | 6 | 7 |
| Deferred income taxes | 13 | 615 | 565 |
| Others | 173 | 145 | 130 |
| Allowance for doubtful accounts | – | (103) | (50) |
| Total fixed assets | 4,471 | 4,527 | 4,459 |
| Total assets | 202,128 | 209,744 | 169,904 |

(Millions of Yen)

| Item | June 30, 2002 | June 30, 2003 | March 31, 2003 |
|---|---|---|---|
| (Liabilities) | | | |
| Current liabilities | | | |
| Net payables arising from pre-settlement date trade | 15 | 2 | 1 |
| Margin account liabilities | 74,741 | 58,334 | 40,213 |
| Loans from securities finance companies | 58,049 | 29,532 | 20,042 |
| Proceeds of securities sold on customers' account | 16,693 | 28,803 | 20,171 |
| Payables on collateralized securities transactions: | 1,593 | 4,399 | 4,864 |
| Cash deposits as collateral for securities loaned | 1,593 | 4,399 | 4,864 |
| Deposits received | 38,128 | 42,711 | 35,256 |
| Guarantee money received | 52,723 | 59,611 | 47,743 |
| Suspense account for undelivered securities | – | 5 | – |
| Short-term borrowings | 1,512 | 8,627 | 6,694 |
| Deferred revenue | 59 | 67 | 52 |
| Accounts payable | 524 | 203 | 310 |
| Accrued expenses | 396 | 620 | 477 |
| Accrued income taxes | 2 | 708 | 136 |
| Accrued bonuses | 53 | 42 | 98 |
| Others | 0 | 0 | 0 |
| Total current liabilities | 169,746 | 175,329 | 135,843 |
| Long-term liabilities | | | |
| Bond | 500 | 500 | 500 |
| Long-term borrowings | 23 | 401 | 484 |
| Reserve for securities transactions | 291 | 282 | 291 |
| Installment purchase obligation | 62 | – | – |
| Others | 0 | 0 | 0 |
| Total long-term liabilities | 876 | 1,183 | 1,275 |
| Statutory reserves | | | |
| Reserve for securities transactions | 555 | 866 | 753 |
| Statutory reserves | 555 | 866 | 753 |
| Total liabilities | 171,177 | 177,378 | 137,872 |
| (Shareholders' equity) | | | |
| Common stock | 11,381 | 11,406 | 11,405 |
| Capital surplus | 9,230 | 9,256 | 9,254 |
| Earned surplus | 10,014 | 11,829 | 11,516 |
| Net unrealized gain on investment | 326 | (121) | (140) |
| Treasury stock | (0) | (3) | (2) |
| Total shareholders' equity | 30,950 | 32,367 | 32,033 |
| Total liabilities and shareholders' equity | 202,128 | 209,744 | 169,904 |

## Consolidated Statements of Income

(Millions of Yen)

| Item | Three months ended June 30, 2002 | Three months ended June 30, 2003 | Year ended March 31, 2003 |
|---|---|---|---|
| Operating revenues | | | |
| Commissions | 2,777 | 3,127 | 10,240 |
| Net gain on trading | 0 | 0 | (39) |
| Interest and dividend income | 716 | 767 | 3,224 |
| Total operating revenues | 3,493 | 3,894 | 13,425 |
| Interest expenses | 245 | 295 | 1,274 |
| Net operating revenues | 3,248 | 3,599 | 12,151 |
| Selling, general and administrative expenses | 2,921 | 2,037 | 8,612 |
| Transaction related expenses | 429 | 414 | 1,635 |
| Employees' compensation and benefits | 480 | 463 | 1,786 |
| Occupancy and rental | 285 | 84 | 622 |
| Data processing and office supplies | 555 | 870 | 2,564 |
| Depreciation | 1,123 | 157 | 1,578 |
| Duties and taxes other than income taxes | 10 | 17 | 25 |
| Provision of allowance for doubtful accounts | – | 9 | 313 |
| Others | 39 | 25 | 88 |
| Operating income | 328 | 1,562 | 3,540 |
| Non-operating income | 5 | 12 | 14 |
| Non-operating expenses | 17 | 2 | 35 |
| Ordinary income | 316 | 1,572 | 3,518 |
| Special profits | 39 | 10 | 162 |
| Special losses | 383 | 178 | 996 |
| Income before income taxes | (27) | 1,405 | 2,684 |
| Income taxes –current | 2 | 709 | 1,153 |
| Income taxes –deferred | (12) | (61) | 47 |
| Net income | (18) | 757 | 1,485 |

(Reference)

## A Summary of Quarterly Consolidated Statements of Income

(Millions of Yen)

| Item | 1Q Fiscal 2002 ('02. 4. 1 – '02. 6.30) | 2Q Fiscal 2002 ('02. 7. 1 – '02. 9.30) | 3Q Fiscal 2002 ('02.10. 1 – '02.12.31) | 4Q Fiscal 2002 ('03. 1. 1 – '03. 3.31) | Total Fiscal 2002 ('02. 4. 1 – '03. 3.31) | 1Q Fiscal 2003 ('03. 4. 1 – '03. 6.30) |
|---|---|---|---|---|---|---|
| Operating revenues | 3,493 | 3,485 | 3,348 | 3,100 | 13,425 | 3,894 |
| Commissions | 2,777 | 2,588 | 2,542 | 2,332 | 10,240 | 3,127 |
| Net gain on trading | 0 | (8) | (5) | (25) | (39) | 0 |
| Interest and dividend income | 716 | 905 | 812 | 793 | 3,224 | 767 |
| Interest expenses | 245 | 329 | 328 | 372 | 1,274 | 295 |
| Net operating revenues | 3,248 | 3,156 | 3,020 | 2,728 | 12,151 | 3,599 |
| Selling, general and administrative expenses | 2,921 | 1,827 | 1,875 | 1,988 | 8,612 | 2,037 |
| Transaction related expenses | 429 | 409 | 403 | 394 | 1,635 | 414 |
| Compensation and benefits | 480 | 427 | 432 | 448 | 1,786 | 463 |
| Occupancy and rental | 285 | 169 | 89 | 80 | 622 | 84 |
| Data processing and office supplies | 555 | 659 | 701 | 649 | 2,564 | 870 |
| Depreciation | 1,123 | 141 | 154 | 161 | 1,578 | 157 |
| Duties and taxes other than income taxes | 10 | 7 | 4 | 4 | 25 | 17 |
| Provision of allowance for doubtful accounts | – | – | 75 | 239 | 313 | 9 |
| Others | 39 | 16 | 18 | 15 | 88 | 25 |
| Operating income | 328 | 1,328 | 1,144 | 739 | 3,540 | 1,562 |
| Non-operating income and expenses | (11) | 3 | (0) | (13) | (21) | 10 |
| Ordinary income | 316 | 1,331 | 1,144 | 726 | 3,518 | 1,572 |
| Special profits and losses | (344) | (278) | (98) | (115) | (834) | (168) |
| Income before income taxes | (27) | 1,054 | 1,047 | 612 | 2,684 | 1,405 |
| Income taxes –current | 2 | 48 | 635 | 467 | 1,153 | 709 |
| Income taxes -deferred | (12) | 400 | (188) | (154) | 47 | (61) |
| Net income | (18) | 605 | 599 | 298 | 1,485 | 757 |

# Non-Consolidated Financial Summary under Japanese GAAP

## For the Three Months Ended June 30, 2003

Date: July 24, 2003
Company name (code number): Matsui Securities, Co., Ltd. (8628)
Head Office: 1-20-7, Nihombashi, Chuo-ku, Tokyo 103-8253, Japan
Stock exchange listing (In Japan) Tokyo
Representative: Michio Matsui: CEO, Representative director
For inquiries: Hirohito Imada: Director, General Manager of Finance Dept.
TEL: +81-3-3281-3121
Unit of shares: 100 shares
Date of board meeting approving the account settlement: July 24, 2003
Interim dividend: The Company's rule allows interim dividend.

Note: All figures in the financial statements are rounded off to the nearest millionth.

Non-consolidated financial summary for three months ended June 30, 2003

(1) Operating

| | Operating revenues | | Net operating revenues | | Operating income | | Ordinary income | |
|---|---|---|---|---|---|---|---|---|
| | (Millions of Yen) | (Yr/Yr % change) | (Millions of Yen) | (Yr/Yr % change) | (Millions of Yen) | (Yr/Yr % change) | (Millions of Yen) | (Yr/Yr % change) |
| First quarter ended June 30, 2003 | 3,894 | ( 11.5) | 3,599 | ( 10.8) | 1,560 | ( 376.8) | 1,570 | ( 397.9) |
| First quarter ended June 30, 2002 | 3,493 | ( 19.7) | 3,248 | ( – ) | 327 | (−73.2) | 315 | (−74.4) |
| Year ended March 31, 2003 | 13,425 | ( 5.0) | 12,151 | ( 6.3) | 3,527 | (−19.0) | 3,505 | (−10.6) |

| | Net income | | Earnings/share | Fully diluted earnings/share | Earnings/ shareholders' equity | Ordinary income/ total assets |
|---|---|---|---|---|---|---|
| | (Millions of Yen) | (Yr/Yr % change) | (Yen) | (Yen) | (%) | (%) |
| First quarter ended June 30, 2003 | 756 | ( – ) | 8.58 | 8.48 | 9.4 | 3.3 |
| First quarter ended June 30, 2002 | −18 | ( – ) | −0.20 | −0.20 | −0.2 | – |
| Year ended March 31, 2003 | 1,478 | (−20.5) | 16.86 | 16.58 | 4.7 | 2.0 |

Note 1. Average number of shares outstanding
First quarter ended Jun. 30, 2003 88,062,885 shares
First quarter ended Jun. 30, 2002 87,610,912 shares
Year ended Mar. 31, 2003 87,673,327 shares

2. Change in accounting policies: None

(2) Financial position

| | Total assets | Shareholders' equity | Shareholders' equity ratio | Earnings/ shareholders' equity | Capital Adequacy ratio |
|---|---|---|---|---|---|
| | (Millions of Yen) | (Millions of Yen) | (%) | (Yen) | (%) |
| First quarter ended June 30, 2003 | 209,696 | 32,320 | 15.4 | 366.98 | 724.0 |
| First quarter ended June 30, 2002 | 202,088 | 30,912 | 15.3 | 352.83 | 753.8 |
| Year ended March 31, 2003 | 169,857 | 31,987 | 18.8 | 363.29 | 830.4 |

Note 1. Outstanding shares at end of period
June 30, 2003 88,971,277 shares
June 30, 2002 87,610,912 shares
March 31, 2003 88,048,942 shares

2. Number of treasury stocks
June 30, 2003 2,874 shares
June 30, 2002 168 shares
March 31, 2003 2,357 shares

## Non-Consolidated Balance Sheets

(Millions of Yen)

| Item | First quarter ended June 30, 2002 | First quarter ended June 30, 2003 | Year ended March 31, 2003 |
|---|---|---|---|
| (Assets) | | | |
| Current assets | | | |
| Cash and bank deposits | 9,339 | 2,596 | 4,887 |
| Cash segregated as deposits | 80,500 | 95,501 | 77,801 |
| Trading assets | 23 | 0 | 1 |
| Margin account assets | 104,260 | 102,181 | 78,343 |
| Loans receivable from customers | 100,321 | 96,397 | 72,777 |
| Cash deposits as collateral for securities borrowed from securities | 3,939 | 5,784 | 5,566 |
| Receivables from customers and others | 9 | 169 | 236 |
| Short-term guarantee deposits | 1,980 | 3,611 | 2,999 |
| Prepaid expenses | 60 | 94 | 103 |
| Accrued income | 701 | 808 | 775 |
| Deferred income taxes | 466 | 185 | 188 |
| Others | 263 | 241 | 333 |
| Allowance for doubtful accounts | (20) | (279) | (323) |
| Total current assets | 197,580 | 205,108 | 165,342 |
| Fixed assets | | | |
| Tangible fixed assets | 621 | 543 | 509 |
| Buildings | 291 | 293 | 276 |
| Equipment and instruments | 324 | 210 | 227 |
| Land | 6 | 41 | 6 |
| Intangible assets | 1,832 | 2,069 | 2,165 |
| Software | 1,790 | 2,012 | 2,109 |
| Others | 42 | 57 | 55 |
| Intangible assets | 2,054 | 1,976 | 1,841 |
| Investment securities | 1,391 | 734 | 665 |
| Shares of affiliate | 450 | 450 | 450 |
| Investment in partnership | 2 | 3 | 3 |
| Long-term loans receivables | 9 | 103 | 50 |
| Long-term guarantee deposits | 15 | 24 | 22 |
| Long-term prepaid expenses | 3 | 6 | 7 |
| Deferred income taxes | 13 | 615 | 565 |
| Others | 173 | 145 | 130 |
| Allowance for doubtful accounts | – | (103) | (50) |
| Total fixed assets | 4,508 | 4,588 | 4,515 |
| Total assets | 202,088 | 209,696 | 169,857 |

(Millions of Yen)

| Item | First quarter ended June 30, 2002 | First quarter ended June 30, 2003 | Year ended March 31, 2003 |
|---|---|---|---|
| (Liabilities) | | | |
| Current liabilities | | | |
| Net payables arising from pre-settlement date trades | 15 | 2 | 1 |
| Margin account liabilities | 74,741 | 58,334 | 40,213 |
| Loans from securities finance companies | 58,049 | 29,532 | 20,042 |
| Proceeds of securities sold on customers' accounts | 16,693 | 28,803 | 20,171 |
| Payables on collateralized securities transactions | 1,593 | 4,399 | 4,864 |
| Cash deposits as collateral for securities loaned | 1,593 | 4,399 | 4,864 |
| Deposits received | 38,128 | 42,711 | 35,256 |
| Guarantee money received | 52,723 | 59,611 | 47,743 |
| Suspense account for undelivered securities | – | 5 | – |
| Short-term borrowings | 1,512 | 8,627 | 6,694 |
| Deferred revenue | 59 | 67 | 52 |
| Accounts payable | 524 | 203 | 311 |
| Accrued expenses | 396 | 620 | 476 |
| Accrued income taxes | 2 | 707 | 135 |
| Accrued bonuses | 53 | 42 | 98 |
| Others | – | 0 | – |
| Total current liabilities | 169,746 | 175,327 | 135,842 |
| Long-term liabilities | | | |
| Bond | 500 | 500 | 500 |
| Long-term borrowings | 23 | 401 | 484 |
| Reserve for directors' retirement bonuses | 291 | 281 | 291 |
| Installment purchase obligations | 62 | – | – |
| Total long-term liabilities | 875 | 1,182 | 1,275 |
| Statutory reserves | | | |
| Reserve for director's' retirement bonuses | 555 | 866 | 753 |
| Total statutory reserves | 555 | 866 | 753 |
| Total liabilities | 171,176 | 177,376 | 137,870 |
| (Shareholders' equity) | | | |
| Common stock | 11,381 | 11,406 | 11,405 |
| Capital surplus | | | |
| Additional paid-in capital | 9,230 | 9,256 | 9,254 |
| Total capital surplus | 9,230 | 9,256 | 9,254 |
| Earned surplus | | | |
| Earned surplus reserves | 159 | 159 | 159 |
| Voluntary reserves | 4,250 | 4,250 | 4,250 |
| Special purpose reserves | 4,250 | 4,250 | 4,250 |
| Unappropriated retained earnings | 5,567 | 7,374 | 7,062 |
| Total earned surplus | 9,976 | 11,783 | 11,471 |
| Net unrealized gain on earnings | 326 | (121) | (140) |
| Treasury stock | (0) | (3) | (2) |
| Total shareholders' equity | 30,912 | 32,320 | 31,987 |
| Total liabilities and shareholders' equity | 202,088 | 209,696 | 169,857 |

# Non-consolidated Statements of Income

(Millions of Yen)

| Item | First quarter ended June 30, 2002 | First quarter ended June 30, 2003 | Year ended March 31, 2003 |
|---|---|---|---|
| Operating revenues | | | |
| Commissions | 2,777 | 3,127 | 10,240 |
| Net gain on trading | 0 | 0 | (39) |
| Interest and dividend income | 716 | 767 | 3,224 |
| Total operating revenues | 3,493 | 3,894 | 13,425 |
| Interest and dividend income | 245 | 295 | 1,274 |
| Net operating revenues | 3,248 | 3,599 | 12,151 |
| Selling, general and administrative expenses | 2,921 | 2,039 | 8,624 |
| Transaction related expenses | 429 | 413 | 1,635 |
| Employees' compensation and benefits | 477 | 461 | 1,781 |
| Occupancy and rental | 292 | 92 | 655 |
| Data processing and office supplies | 555 | 870 | 2,564 |
| Depreciation | 1,121 | 155 | 1,570 |
| Duties and taxes other than income taxes | 7 | 14 | 19 |
| Provision of allowance for doubtful accounts | – | 9 | 313 |
| Others | 39 | 25 | 88 |
| Operating income | 327 | 1,560 | 3,527 |
| Non-operating income | 5 | 12 | 13 |
| Non-operating expenses | 17 | 2 | 35 |
| Ordinary income | 315 | 1,570 | 3,505 |
| Special profits | 39 | 10 | 162 |
| Special losses | 382 | 178 | 995 |
| Income before income taxes | (28) | 1,402 | 2,672 |
| Income taxes –current | 2 | 708 | 1,148 |
| Income taxes - deferred | (12) | (61) | 46 |
| Net income | (18) | 756 | 1,478 |

# Supplemental Information for Non-Consolidated Financial Summary

1. Commission revenues

(1) Commission revenues by item

(Millions of Yen)

| | First quarter ended June 30, 2003(A) | First quarter ended June 30, 2002(B) | Comparison (A) / (B) | Year ended March 31, 2002 |
|---|---|---|---|---|
| Brokerage commission | 2,899 | 2,617 | 110.8% | 9,516 |
| (Stocks) | 2,874 | 2,600 | 110.5% | 9,424 |
| (Bonds) | – | – | – | – |
| (Beneficiary certificates) | 15 | 16 | 90.5% | 79 |
| (Others) | 11 | – | – | 13 |
| Underwriting and selling | 5 | 3 | 191.0% | 27 |
| Subscription and distribution | 0 | 13 | 2.6% | 16 |
| Others | 223 | 145 | 153.8% | 680 |
| Total | 3,127 | 2,777 | 112.6% | 10,240 |

(2) Commission revenues by product

(Millions of Yen)

| | First quarter ended June 30, 2003(A) | First quarter ended June 30, 2002(B) | Comparison (A) / (B) | Year ended March 31, 2002 |
|---|---|---|---|---|
| Stocks | 2,925 | 2,665 | 109.8% | 9,697 |
| Bonds | – | – | – | – |
| Beneficiary certificates | 15 | 16 | 91.6% | 80 |
| Others | 187 | 96 | 195.1% | 463 |
| Total | 3,127 | 2,777 | 112.6% | 10,240 |

2. Net trading gains

(Millions of Yen)

| | | First quarter ended June 30, 2003(A) | First quarter ended June 30, 2002(B) | Comparison (A) / (B) | Year ended March 31, 2002 |
|---|---|---|---|---|---|
| Stocks | | (0) | 0 | – | (39) |
| Bonds and others | | 0 | – | – | 1 |
| | Bonds | – | – | – | – |
| | Others | 0 | – | – | 1 |
| Total | | 0 | 0 | 461.8% | (39) |

3. Stock trading

(Millions of shares, millions of Yen)

| | First quarter ended June 30, 2003 (A) | | First quarter ended June 30, 2002 (B) | | Comparison (A) / (B) | | Year ended March 31, 2002 | |
|---|---|---|---|---|---|---|---|---|
| | Number of shares | Value | Number of shares | Value | Number of shares | Value | Number of shares | Value |
| Total | 5,634 | 1,885,843 | 3,337 | 1,565,205 | 168.8% | 120.5% | 13,214 | 5,570,458 |
| (Proprietary trading) | 0 | 216 | 6 | 6,101 | 5.6% | 3.5% | 15 | 10,009 |
| (Brokerage) | 5,634 | 1,885,627 | 3,332 | 1,559,105 | 169.1% | 120.9% | 13,199 | 5,560,449 |
| Brokerage/Total | 100.0% | 100.0% | 99.8% | 99.6% | | | 99.9% | 99.8% |
| Brokerage commission per share (Yen) | 0.50 | | 0.76 | | | | 0.69 | |

4. Underwriting and selling, subscription and distribution

(Millions of shares, Millions of Yen)

| | | | First quarter ended June 30, 2003 (A) | First quarter ended June 30, 2002 (B) | Comparison (A) / (B) | Year ended March 31, 2002 |
|---|---|---|---|---|---|---|
| Underwriting and selling | Stocks | (Number of shares) | 0 | 0 | 3,904.3% | 0 |
| | | (Value) | 112 | 193 | 58.0% | 642 |
| | Bonds | (Face value) | – | – | – | – |
| | Beneficiary certificates | (Value) | – | – | – | – |
| | Commercial paper and others | (Face value) | – | – | – | – |
| Subscription and distribution | Stocks | (Number of shares) | 0 | 0 | 17.6% | 0 |
| | | (Value) | 2 | 908 | 0.2% | 973 |
| | Bonds | (Face value) | – | – | – | – |
| | Beneficiary certificates | (Value) | 253 | – | – | 382 |
| | Commercial paper and others | (Face value) | 6 | – | – | 19 |

5. Capital Adequacy Ratio

(Millions of Yen)

| | | | As of June 30, 2003 | As of June 30, 2002 | As of March 31, 2003 |
|---|---|---|---|---|---|
| Tier I Capital | | (A) | 32,320 | 30,585 | 31,543 |
| Tier II Capital | Net unrealized gain on investment | | – | 326 | – |
| | Statutory reserves | | 866 | 555 | 753 |
| | Allowance for doubtful accounts | | 278 | 20 | 322 |
| | Subordinated debts | | 500 | 500 | 500 |
| | Total | (B) | 1,645 | 1,401 | 1,575 |
| Assets to be deducted from equity capital | | (C) | 4,337 | 3,368 | 4,417 |
| Equity capital after deduction (A) + (B) − (C) | | (D) | 29,627 | 28,619 | 28,702 |
| Risk | Market risk | | 59 | 147 | 54 |
| | Counterparty risk | | 2,228 | 2,187 | 1,721 |
| | Basic risk | | 1,803 | 1,461 | 1,680 |
| | Total | (E) | 4,092 | 3,797 | 3,456 |
| Capital adequacy ratio | | (D) / (E) | 724.0% | 753.8% | 830.4% |

Note: Capital adequacy ratio as of March 31, 2003 is calculated with appropriated retained earnings being deducted from Tier I capital.

## 6. A Summary of Quarterly Consolidated Statements of Income

(Millions of Yen)

| Item | 1Q Fiscal 2002 ('02. 4. 1 – '02. 6.30) | 2Q Fiscal 2002 ('02. 7. 1 – '02. 9.30) | 3Q Fiscal 2002 ('02.10. 1 – '02.12.31) | 4Q Fiscal 2002 ('03. 1. 1 – '03. 3.31) | Total Fiscal 2002 ('02. 4. 1 – '03. 3.31) | 1Q Fiscal 2003 ('03. 4. 1 – '03. 6.30) |
|---|---|---|---|---|---|---|
| Operating revenues | 3,493 | 3,485 | 3,348 | 3,100 | 13,425 | 3,894 |
| Commissions | 2,777 | 2,588 | 2,542 | 2,332 | 10,240 | 3,127 |
| Net gain on trading | 0 | (8) | (5) | (25) | (39) | 0 |
| Interest and dividend income | 716 | 905 | 812 | 793 | 3,224 | 767 |
| Interest expenses | 245 | 329 | 328 | 372 | 1,274 | 295 |
| Net operating revenues | 3,248 | 3,156 | 3,020 | 2,728 | 12,151 | 3,599 |
| Selling, general and administrative expenses | 2,921 | 1,832 | 1,880 | 1,991 | 8,624 | 2,039 |
| Transaction related expenses | 429 | 409 | 403 | 394 | 1,635 | 413 |
| Compensation and benefits | 477 | 426 | 432 | 446 | 1,781 | 461 |
| Occupancy and rental | 292 | 177 | 97 | 88 | 655 | 92 |
| Data processing and office supplies | 555 | 659 | 701 | 649 | 2,564 | 870 |
| Depreciation | 1,121 | 139 | 152 | 159 | 1,570 | 155 |
| Duties and taxes other than income taxes | 7 | 6 | 2 | 3 | 19 | 14 |
| Provision of allowance for doubtful accounts | – | – | 75 | 239 | 313 | 9 |
| Others | 39 | 16 | 18 | 15 | 88 | 25 |
| Operating income | 327 | 1,324 | 1,139 | 736 | 3,527 | 1,560 |
| Non-operating income and expenses | (12) | 2 | 1 | (13) | (22) | 10 |
| Ordinary income | 315 | 1,326 | 1,140 | 723 | 3,505 | 1,570 |
| Special profits and losses | (343) | (278) | (98) | (114) | (833) | (168) |
| Income before income taxes | (28) | 1,049 | 1,042 | 609 | 2,672 | 1,402 |
| Income taxes –current | 2 | 47 | 634 | 466 | 1,148 | 708 |
| Income taxes -deferred | (12) | 400 | (188) | (154) | 46 | (61) |
| Net income | (18) | 603 | 597 | 296 | 1,478 | 756 |

## 7. Operational information for Netstock

### First half of fiscal 1999

| | Apr. 1999 | May 1999 | Jun. 1999 | Jul. 1999 | Aug. 1999 | Sep. 1999 |
|---|---|---|---|---|---|---|
| Number of Netstock accounts (Change) | 4,097 (854) | 5,226 (1,129) | 6,401 (1,175) | 8,679 (2,278) | 10,586 (1,907) | 13,286 (2,700) |
| Number of Netstock margin accounts (Change) | 427 (68) | 531 (104) | 651 (120) | 803 (152) | 1,067 (264) | 1,418 (351) |
| Number of share trades via Netstock | 14,569 | 12,455 | 20,139 | 26,819 | 28,068 | 39,609 |
| Total value of shares traded via Netstock (Millions of Yen) | 11,434 | 9,561 | 17,989 | 27,287 | 26,995 | 38,689 |

### Second half of fiscal 1999

| | Oct. 1999 | Nov. 1999 | Dec. 1999 | Jan. 2000 | Feb. 2000 | Mar. 2000 |
|---|---|---|---|---|---|---|
| Number of Netstock accounts (Change) | 18,085 (4,799) | 20,823 (2,738) | 22,714 (1,891) | 24,815 (2,101) | 27,577 (2,762) | 29,768 (2,191) |
| Number of Netstock margin accounts (Change) | 2,987 (1,569) | 3,681 (694) | 4,136 (455) | 4,539 (403) | 5,007 (468) | 5,453 (446) |
| Number of share trades via Netstock | 94,385 | 146,952 | 141,655 | 153,773 | 181,408 | 211,176 |
| Total value of shares traded via Netstock (Millions of Yen) | 92,902 | 170,220 | 163,266 | 180,021 | 234,337 | 248,548 |

### First half of fiscal 2000

| | Apr. 2000 | May 2000 | Jun. 2000 | Jul. 2000 | Aug. 2000 | Sep. 2000 |
|---|---|---|---|---|---|---|
| Number of Netstock accounts (Change) | 30,226 (458) | 30,856 (630) | 31,842 (986) | 32,739 (897) | 34,206 (1,467) | 35,118 (912) |
| Number of Netstock margin accounts (Change) | 5,847 (394) | 6,239 (392) | 6,780 (541) | 7,470 (690) | 8,201 (731) | 8,780 (579) |
| Number of share trades via Netstock | 190,054 | 195,546 | 244,315 | 230,677 | 238,915 | 237,761 |
| Total value of shares traded via Netstock (Millions of Yen) | 202,550 | 211,881 | 242,515 | 232,400 | 257,194 | 235,491 |

### Second half of fiscal 2000

| | Oct. 2000 | Nov. 2000 | Dec. 2000 | Jan. 2001 | Feb. 2001 | Mar. 2001 |
|---|---|---|---|---|---|---|
| Number of Netstock accounts (Change) | 35,638 (520) | 36,649 (1,011) | 38,017 (1,368) | 39,518 (1,501) | 42,397 (2,879) | 45,353 (2,956) |
| Number of Netstock margin accounts (Change) | 9,052 (272) | 9,552 (500) | 9,990 (438) | 10,141 (151) | 10,896 (755) | 11,607 (711) |
| Number of share trades via Netstock | 266,295 | 289,533 | 333,601 | 329,181 | 374,035 | 522,513 |
| Total value of shares traded via Netstock (Millions of Yen) | 251,411 | 252,883 | 277,347 | 283,804 | 301,900 | 426,629 |

First half of fiscal 2001

| | Apr. 2001 | May 2001 | Jun. 2001 | Jul. 2001 | Aug. 2001 | Sep. 2001 |
|---|---|---|---|---|---|---|
| Number of Netstock accounts (Change) | 48,153 (2,800) | 51,396 (3,243) | 53,910 (2,514) | 57,715 (3,805) | 60,278 (2,563) | 63,100 (2,822) |
| Number of Netstock margin accounts (Change) | 12,203 (596) | 12,873 (670) | 13,672 (799) | 14,399 (727) | 15,209 (810) | 16,417 (1,208) |
| Number of share trades via Netstock | 544,373 | 575,337 | 449,917 | 430,793 | 554,559 | 521,489 |
| Total value of shares traded via Netstock (Millions of Yen) | 474,530 | 538,348 | 396,759 | 364,249 | 462,512 | 413,319 |

Second half of fiscal 2001

| | Oct. 2001 | Nov. 2001 | Dec. 2001 | Jan. 2002 | Feb. 2002 | Mar. 2002 |
|---|---|---|---|---|---|---|
| Number of Netstock accounts (Change) | 65,772 (2,672) | 67,104 (1,332) | 68,366 (1,262) | 70,238 (1,872) | 72,292 (2,054) | 74,106 (1,814) |
| Number of Netstock margin accounts (Change) | 17,575 (1,158) | 18,344 (769) | 18,999 (655) | 19,711 (712) | 20,337 (626) | 20,919 (582) |
| Number of share trades via Netstock | 613,945 | 572,121 | 553,366 | 516,670 | 570,464 | 773,679 |
| Total value of shares traded via Netstock (Millions of Yen) | 502,760 | 471,598 | 397,715 | 369,197 | 427,763 | 672,706 |

First half of fiscal 2002

| | Apr. 2002 | May 2002 | Jun. 2002 | Jul. 2002 | Aug. 2002 | Sep. 2002 |
|---|---|---|---|---|---|---|
| Number of Netstock accounts (Change) | 75,638 (1,532) | 77,265 (1,627) | 79,226 (1,961) | 81,087 (1,861) | 82,671 (1,584) | 84,018 (1,347) |
| Number of Netstock margin accounts (Change) | 21,471 (552) | 21,871 (400) | 22,250 (379) | 22,797 (547) | 23,297 (500) | 23,614 (317) |
| Number of share trades via Netstock | 622,829 | 616,338 | 519,679 | 620,032 | 544,769 | 495,589 |
| Total value of shares traded via Netstock (Millions of Yen) | 533,392 | 563,826 | 469,025 | 543,582 | 450,273 | 416,549 |

Second half of fiscal 2002

| | Oct. 2002 | Nov. 2002 | Dec. 2002 | Jan. 2003 | Feb. 2003 | Mar. 2003 |
|---|---|---|---|---|---|---|
| Number of Netstock accounts (Change) | 85,325 (1,307) | 86,619 (1,294) | 87,922 (1,303) | 89,254 (1,332) | 90,730 (1,476) | 92,087 (1,357) |
| Number of Netstock margin accounts (Change) | 23,933 (319) | 24,181 (248) | 24,431 (250) | 24,651 (220) | 24,893 (242) | 25,150 (257) |
| Number of share trades via Netstock | 593,425 | 606,211 | 493,275 | 528,380 | 548,925 | 545,429 |
| Total value of shares traded via Netstock (Millions of Yen) | 498,520 | 487,966 | 385,187 | 415,422 | 432,760 | 398,661 |

First half of fiscal 2003

| | Apr. 2003 | May 2003 | Jun. 2003 |
|---|---|---|---|
| Number of Netstock accounts<br>(Change) | 93,411<br>(1,324) | 95,164<br>(1,753) | 97,266<br>(2,102) |
| Number of Netstock margin accounts<br>(Change) | 25,394<br>(244) | 25,889<br>(495) | 26,478<br>(589) |
| Number of share trades via Netstock | 671,059 | 764,828 | 1,011,839 |
| Total value of shares traded via Netstock (Millions of Yen) | 483,889 | 567,306 | 840,678 |